UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    16)*

ARDEN GROUP, INC.

(Name of Issuer)

Class A Common Stock — $0.25 par

(Title of Class of Securities)

03976210-9

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03976210-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CITY NATIONAL BANK (AS TRUSTEE)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 186,256

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 186,256

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 186,256

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.39%

12.	Type of Reporting Person (See Instructions) BK

Item 1.
	(a)	Name of Issuer Arden Group, Inc.

	(b)	Address of Issuer's Principal Executive Offices 2020 S. Central Avenue Compton, CA 90220

Item 2.
	(a)	Name of Person Filing City National Bank (as Trustee)

	(b)	Address of Principal Business Office or, if none, Residence 400 North Roxbury Drive Beverly Hills, CA 90210

	(c)	Citizenship U.S. - a national banking association

	(d)	Title of Class of Securities Class A Common Stock - $.25 par

	(e)	CUSIP Number 03976210-9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or Dealer
	(b)	☒ Bank as defined in section 3(a)(6) of the Act
	(c)	☐ Insurance Company
	(d)	☐ Investment Company
	(e)	☐ Investment Adviser
	(f)	☐ Employee Benefit Plan, Pension Fund subject to ERISA or Endowment Fund
	(g)	☐ Parent Holding Company
	(h)	☐ Group

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 186,256

(b) Percent of class: 9.39%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote 186,256

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 186,256

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following      ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2002
Date

City National Bank, a national banking association

/s/ RICHARD WEISS
Signature
Richard Weiss Senior Vice President
Name/Title